UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GigOptix, Inc.

File No. 333-153362 CF#25110

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GigOptix, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to Amendment No. 1 to Form 10-K filed on April 30, 2010, as amended by Amendment No. 2 to Form 10-K filed on June 10, 2010.

Based on representations by GigOptix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.46   through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel